                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  __________


                                  FORM 8-A/A

                                AMENDMENT NO. 1



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                         NETFRAME SYSTEMS INCORPORATED
                         -----------------------------
            (Exact name of Registrant as specified in its charter)



               Delaware                                     77-0081278
----------------------------------------                    ----------
(State of incorporation or organization)       (IRS Employer Identification No.)


                               1545 Barber Lane
                          Milpitas, California  95035
              (Address of principal executive offices) (Zip Code)

                                  __________


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
     -------------------                      ------------------------------

          None                                                None


Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
                        -------------------------------
                               (Title of Class)
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     The undersigned registrant hereby amends the Registration Statement on
Form 8-A dated October 29, 1996, and the exhibits thereto, and amends and restates Item 1. Description of Securities to be Registered and Item 2.
                 ------------------------------------------
Exhibits in their entirety as set forth below:
--------

Item 1.   Description of Securities to be Registered.
          ------------------------------------------

     On October 24, 1996, pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between NetFRAME Systems Incorporated (the "Company") and The First National Bank of Boston, as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one -thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, $.001 par value ("Common Shares"), of the Company. The dividend is payable on November 15, 1996 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $20.00 (the "Purchase Price"), subject to adjustment.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this Registration Statement and is hereby incorporated by reference.

     On June 10, 1997, the Company amended the Rights Agreement, which amendment is described under the caption "First Amendment to Rights Agreements" below. A copy of the First Amendment to Rights Agreement is attached as Exhibit 2 to this Registration Statement and is hereby incorporated by reference.

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Rights Evidenced by Common Share Certificates
---------------------------------------------

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date
-----------------

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon such date (the "Distribution Date") which is the earlier of: (i) the close of business on the tenth day (or such later date as may be determined by action of a majority of the Continuing Directors (as defined in Section 1(g) of the Rights Agreement) then in office) after the Shares Acquisition Date (as defined in Section 1(u) of the Rights Agreement) or, if the tenth day after the Shares Acquisition Date occurs before the Record Date, the close of business on the Record Date or (ii) the close of business on the tenth day (or such later date as may be determined by action of a majority of Continuing Directors then in office) after the date that a tender or exchange offer by any Person (as defined in Section 1(m) of the Rights Agreement) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, if, assuming the successful consummation thereof, such Person would be the Beneficial Owner of 15% or more of the Common Shares then outstanding, subject to Section 1(a) of the Rights Agreement.

Issuance of Rights Certificates; Expiration of Rights
-----------------------------------------------------

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless as a result of such issuance such options, plans or arrangements would not qualify (or would be made at risk for not qualifying) for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) October 24, 2006 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

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Initial Exercise of the Rights
------------------------------

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $20.00 per Right, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Common Shares authorized and available for issuance upon conversion of the Series A Preferred issuable upon exercise of the Rights such that all of the Rights may be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, a reduction in the Purchase Price, other assets or other securities of the Company for the Common Shares issuable upon conversion of the Series A Preferred for which the Rights would have been exercisable.

Right to Buy Company Common Shares
----------------------------------

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock
------------------------------------

     Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision
------------------

     At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

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Redemption
----------

     At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person (the "Share Acquisition Date") or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

Adjustments to Prevent Dilution
-------------------------------

     The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares
----------------------------------------------

     No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date immediately prior to the date of exercise.

No Stockholders' Rights Prior to Exercise
-----------------------------------------

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement
-----------------------------

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the date an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding without the approval of Rights holders. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made once the Rights are no longer redeemable.

Rights and Preferences of the Series A Preferred
------------------------------------------------

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     Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to $20,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Following the payment of such amount, no additional distributions shall be made to the holders of shares of Series A Preferred unless, prior thereto, the holders of Common Shares shall have received an amount per share equal to the quotient obtained by dividing the amount paid to holders of Series A Preferred by 1,000. Following the payment of each of these amounts, holders of Series A Preferred and holders of Common Shares shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of 1000 to 1 with respect to such Series A Preferred and Common Shares, on a per share basis, respectively. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects
-----------------------------

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the future of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, force them out of their investment without giving them meaningful choices and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.01 per Right within ten days (or such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 15% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner

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not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights

First Amendment to Rights Agreement
-----------------------------------

     The Rights Agreement was amended by the First Amendment to Rights Agreement dated June 10, 1997 between the Company and the Rights Agent (the "Amendment"). The Amendment provides an exception to the definition of "Acquiring Person" for Micron Electronics, Inc. ("Micron") Payette Acquisition Corporation, its wholly-owned subsidiary ("Purchaser"), and any Affiliates and Associates (as such terms are defined in the Rights Agreement) of Micron and Purchaser solely by virtue of their acquisition or right to acquire Common Stock of the Company pursuant to an Agreement and Plan of Merger dated June 10, 1997 among Micron, Purchaser and the Company (the "Merger Agreement") or the Stock Option Agreement dated June 10, 1997 between the Company and Micron (the "Option Agreement") or the consummation of the transactions contemplated by the Merger Agreement or Option Agreement. The Amendment also provides that, in each case, a Distribution Event, Share Acquisition Date or a Triggering Event shall not occur by reason of the execution of the Merger Agreement or the Option Agreement, the consummation of the Offer or the Merger (as each term is defined in the Merger Agreement), or any other transaction contemplated by the Merger Agreement. Finally, the term "Final Expiration Date" has been amended to mean the earlier of the Effective Time (as defined in the Merger Agreement) of the Merger or (ii) October 24, 2006. The Merger Agreement and the Option Agreement have been filed as Exhibits (c)(1) and
(c)(5), respectively, to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on June 16, 1997.


Item 2.   Exhibits.
          --------

          1. Preferred Shares Rights Agreement, dated as of October 24, 1996 between NetFRAME Systems Incorporated and The First National Bank of Boston, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

          2. First Amendment to Rights Agreement, dated as of June 10, 1997 between NetFRAME Systems Incorporated and The First National Bank of Boston.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    NetFRAME Systems Incorporated


Date: June 12, 1997
                                    By:/s/ ROBERT L. PUETTE
                                       -----------------------------------------
                                         Robert L. Puette,
                                         President and Chief Executive Officer

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                                 EXHIBIT INDEX







Exhibit
  No.                         Exhibit
 -----                        -------

  1 Preferred Shares Rights Agreement dated as of October 24, 1996, between NetFRAME Systems Incorporated and The First National Bank of Boston, including the form of Rights Certificate and the Certificate of Designation, the Summary of Rights Attached thereto as Exhibits A, B and C, respectively.



  2 First Amendment to Rights Agreement dated as of June 10, 1997 between NetFRAME Systems Incorporated and The First National Bank of Boston.